February 12, 2007

Stephen Hughes, Chairman
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

> Re: **Boulder Specialty Brands, Inc.**
> **Amendment No. 2 to Proxy Statement on**
> **Schedule 14A**
> **Filed February 2, 2007**
> **File No. 000-51506**

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated January 31, 2007 that Item 7 of Schedule 14A does not require you to provide the information. We also note your references to your Form 10-K. Are you attempting to incorporate the management disclosure in your periodic reports? If not, it would appear that a section similar to that which is typically required in a prospectus discussing an operating company's management would be important information to investors' understanding of the business going forward. Please advise why the disclosure outlined in Item 401 and 402 of

Regulation SK would not be important information to investors in determining how to vote on the related proposals.

Proposal 1: The Merger Proposal, page 30

2.   We note your response to comments four and five of our letter dated January 31, 2007 that management found it reasonable and appropriate to "value the business based on results that could be expected of GFA under Boulder management." Please revise to clarify if the noted basis for a valuation is one which is based upon "standards generally accepted within the financial community."

3.   We note your response to comment seven of our letter dated January 31, 2007. Please revise to include a separate risk factor to highlight the possibility that you would not attempt to enforce the terms of the indemnification agreements you have entered into for the protection of the trust account.

4.   We note the disclosure on page 38 that, "Based on the information it received from Citigroup, our board of directors determined that the value of GFA was at least $550 million." Please provide a summary of the projections.

5.   We note the disclosure on page one that "Boulder is a blank check company that was formed to serve as a vehicle for the acquisition of an operating business … whose net assets are at least 80% of the net assets of Boulder." Please reconcile this statement with the disclosure on page 99, and similar disclosure in the Form S-1, that "our initial business combination must be with a target business having a fair market value of at least 80% of the balance in the trust account … at the time of our initial business combination." Please disclose in the proxy whether management made this determination, and if so, disclose when such determination was made.

Consequences if Merger Proposal is Not Approved, page 46

6.   We note your response to comment 13 of our letter dated January 31, 2007 and the revision of "could be less" to "will likely be less." As revised, the disclosure still conveys a possibility, while remote, that shareholders could receive $8.00 or more in liquidation. It is not clear how this situation could occur. Please advise of a possible situation where the per share distribution would be $8.00 or more.

Note 2 – Revenue Recognition, page FS-59

7.   According to your response to prior comment 21, you recognized revenue based on an estimate of when delivery to your customers might occur. Please explain how this complies with the guidance in SAB Topic 13 regarding

delivery and performance. You characterize this accounting policy as an estimate, but it is not clear how an estimate is appropriate in this circumstance if the difference between the estimated and actual delivery dates would result in a material error in the financial statements. Please quantify the impact on the financial statements for each of the periods presented. Tell us the amount each affected financial statement line item would change for each period if revenue had been recognized on the actual dates of delivery, when the risks of ownership passed to the buyers.

Note 1 – Summary of Significant Accounting Policies, page FS-68

8.   We note your response to comment 22 of our letter dated January 31, 2007, and comment 99 of our letter dated December 12, 2006. If material, please tell us the amount of returns accepted by the company (regardless of obligation) in each of the periods presented and revise the footnotes and MD&A accordingly.

Note 3 – Acquisition, page FS-84

9.   We note your response to prior comment 26. Tell us the specific nature of the assets acquired from FFI, described as "trademark inclusive of patent technology." Refer to paragraph 23 of SFAS 141 and provide us with a full, detailed description of how you determined the estimated fair value of $9,989,025. Tell us whether an independent appraisal was used as an aid in determining the fair value.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Stephen Hughes, Chairman
Boulder Specialty Brands, Inc.
February 12, 2007
Page 4

       Any questions regarding the financial statements may be directed to Terence O'Brien at (202) 551-3355. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

                           Sincerely,

                           John Reynolds
                           Assistant Director

Cc: Andrea Mason
        Fax No. 904-359-8700